PIONEER DRILLING COMPANY
1250 N.E. Loop 410, Suite 1000
San Antonio, Texas 78209

February 7, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Registration Statement on Form S-3 (File No. 333-131596)

Ladies and Gentlemen:

        Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Pioneer Drilling Company, a Texas corporation (the "Company"), hereby request the immediate withdrawal of the Registration Statement on Form S-3 (Accession No. 0001047469-06-001423, File No. 333-131596), which was filed with the Commission on February 6, 2006 (the "Registration Statement").

        The Registration Statement was filed inadvertently by the Company's financial printer on Form S-3 rather than Form S-3ASR. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby requests the immediate withdrawal of the Registration Statement and will file a new registration statement on Form S-3ASR.

        If you have any questions or concerns with regard to any of the foregoing, please contact Ted Paris (713) 229-1838 or Ben Hance (713) 229-2076 of Baker Botts L.L.P.

Sincerely,
PIONEER DRILLING COMPANY
By:	/s/ WILLIAM D. HIBBETTS
	By:	William D. Hibbetts
	Title:	Senior Vice President, Chief Financial Officer and Director
Cc:	Ted W. Paris Ben Hance Baker Botts L.L.P.